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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                  SCHEDULE 13G
                                 (Rule 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
                      13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 3)


                         PARKVALE FINANCIAL CORPORATION
                         ------------------------------
                                (Name of Issuer)


                         Common Stock ($1.00 par value)
                                 Title of Class


                                   701492 10 0
                                  ------------
                                 (CUSIP Number)

                                December 31, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  x         Rule 13d-1(b)
-----

            Rule 13d-1(c)
-----

            Rule 13d-1(d)
-----



                                Page 1 of 4 Pages



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CUSIP No. 701492 10 0                   13G               Page 2  of  4  Pages

1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                  Parkvale Financial Corporation
                  Employee Stock Ownership Plan
                  25-1556590

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)
                                                                       (b)


3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORIGIN
                  Pennsylvania

NUMBER OF                  5.  SOLE VOTING POWER
SHARES                                                 5,500 shares
BENEFICIALLY               6.  SHARED VOTING POWER
OWNED BY                                             563,870 shares
EACH                       7.  SOLE DISPOSITIVE POWER
REPORTING                                              5,500 shares
PERSON WITH                8.  SHARED DISPOSITIVE POWER
                                                     563,870 shares
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                     569,370 shares

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*


11.      PERCENT OF CLASS REPRESENTED B AMOUNT IN ROW 9
                  10.0%


12.      TYPE OF REPORTING PERSON*
                  EP





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CUSIP No. 701492 10 0              13G               Page   3   of    4   Pages

Item 1(a)  Name of Issuer:
                    Parkvale Financial Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:
                    4220 William Penn Highway, Monroeville, PA 15146

Item 2(a)  Name of Person Filing, or if none, residence:
                    Parkvale Financial Corporation Employee Stock Ownership Plan

Item 2(b)  Address of Principal Business Office:
                    4220 William Penn Highway, Monroeville, PA 15146

Item 2(c)  Citizenship:
                    Pennsylvania

Item 2(d)  Title of Class of Securities:
                    Common Stock, par value $1.00 per share

Item 2(e)  CUSIP Number:
                    701492 10 0

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

           (f)  X   An employee benefit plan or endowment fund in accordance
               ---  with Rule 13d-1(b)(1)(ii)(F).

Item 4     Ownership:
           (a) Amount Beneficially Owned:
                    569,370 shares as of December 31, 2001
           (b) Percent of Class:
                    10.0%
           (c) As of the date of this filing, the Plan has sole power to vote and dispose of 5,500 shares of common stock. If any of shares were unallocated, Messrs. Pfischner, Minnock and Burger as trustees would each share power to vote or dispose the unallocated shares owned by the plan, and the Trustees disclaim beneficial ownership of the shares held by the plan. In addition, 563,870 shares of common stock have been allocated to ESOP participants' accounts. Such shares are voted by the Trustees in accordance with instructions from the participants. Accordingly, as of December 31, 2001, the Plan has shared power to vote and dispose 569,370 shares of common stock.

Item 5     Ownership of Five Percent or Less of a Class:
                    Not Applicable


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CUSIP No. 701492 10 0                13G               Page   4   of   4  Pages


Item 6     Ownership of More than Five Percent on behalf of Another Person:
           The securities covered by this statement are held in trust by the Trustees of the Parkvale Financial Corporation Employee Stock Ownership Plan for the benefit of the employee participants of the Plan. No single participant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the outstanding common stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
                    Not Applicable

Item 8     Identification and Classification of Member of the Group:
                    Not Applicable

Item 9     Notice of Dissolution of Group:
                    Not Applicable

Item 10    Certification
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 31, 2002                          Parkvale Financial Corporation
                                          Employee Stock Ownership Plan



By: /s/  Fred P. Burger, Jr.               By: /s/ Robert D. Pfischner
   ----------------------------------         ----------------------------------
    Fred P. Burger, ESOP Trustee               Robert D. Pfischner, ESOP Trustee


By: /s/ Patrick J. Minnock
   ----------------------------------
    Patrick J. Minnock, ESOP Trustee